Subject to Completion

Preliminary Pricing Supplement dated May 11, 2007

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) File No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Market Index Target-Term Securities®

Linked to a Global Equity Index Basket

due                     , 2010

(the “MITTS® Securities”)

$10 principal amount per unit

The MITTS Securities:

•

The MITTS Securities are designed for investors who anticipiate that the value of a Global Equity Index Basket (the “Basket”) comprised of the S&P 500® Index, the Dow Jones EURO STOXX 50SM Index and the Nikkei 225® Index (each initially equally weighted) will increase, from the starting value of the Basket on the pricing date to the ending value of the Basket determined on the valuation dates shortly before the maturity date of the MITTS Securities. Investors also must be willing to forego interest payments on the MITTS securities.

•	100% principal protection on the maturity date.

•	There will be no payments prior to the maturity date and we cannot redeem the MITTS Securities prior to the maturity date.

•	The MITTS Securities will not be listed on any securities exchange.

•

The MITTS Securities will be senior unsecured debt securities of Merrill Lynch & Co., Inc., denominated and payable in United States dollars, and part of a series entitled “Medium-Term Notes, Series C”. The MITTS Securities will have the CUSIP No.                    .

•	The term of the MITTS Securities will be between 36 and 44 months and will be determined on the pricing date.

•	The settlement date is expected to be June , 2007.

Payment on the maturity date:

•

The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the value of the Basket from the starting value of the Basket on the pricing date to the ending value of the Basket determined on certain valuation dates shortly before the maturity date of the MITTS Securities If the value of the Basket:

•	has increased, you will receive the $10 principal amount per unit plus a supplemental redemption amount equal to $10 multiplied by 105% of the percentage increase; or

•	has decreased or has not increased, you will receive the $10 principal amount per unit.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the MITTS Securities involves risks that are described in the “ Risk Factors” section beginning on page PS-7 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.25	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.75	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.20 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.15 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.10 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is May     , 2007.

“MITTS” and “Market Index Target-Term Securities” are registered service marks of Merrill Lynch & Co., Inc.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicensee.

“Dow JonesSM”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is a sublicensee. The Notes are not sponsored, sold or promoted by Dow Jones. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EURO STOXX 50SM.

Nikkei 225® is a registered trademark of Nikkei, Inc., and is licensed for use by Merrill Lynch & Co., Inc.

Pricing Supplement

Page

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-7
DESCRIPTION OF THE MITTS SECURITIES	PS-11
THE BASKET	PS-16
UNITED STATES FEDERAL INCOME TAXATION	PS-28
ERISA CONSIDERATIONS	PS-33
USE OF PROCEEDS AND HEDGING	PS-34
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-34
EXPERTS	PS-34
INDEX OF DEFINED TERMS	PS-35

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)
Page

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)
Page

MERRILL LYNCH & CO., INC.	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus
Page

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Market Index Target-Term Securities® Linked to a Global Equity Index Basket due    , 2010 (the “MITTS Securities”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the MITTS Securities, the Global Equity Index Basket (the “Basket”) and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the “Risk Factors” sections in this pricing supplement and the accompanying MTN prospectus supplement, which highlight certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

The MITTS Securities will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS Securities will mature between 36 and 44 months from the date of issuance. The actual maturity date will be determined on the prior date. Depending on the date the MITTS Securities are priced for initial sale to the public (the “Pricing Date”), which may be in May or June, and the settlement date may occur in May or June. Any reference in this pricing supplement to the month in which the settlement date or the maturity date will occur is subject to change as specified above. We cannot redeem the MITTS Securities prior to the maturity date. We will not make any payments on the MITTS Securities until the maturity date.

Each unit of MITTS Securities represents a single MITTS Security with a $10 principal amount. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the MITTS Securities is subject to risks. Please refer to the sections entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

MLPF&S, as calculation agent, will determine the value of the Basket as described in the section entitled “The Basket” in this pricing supplement. The Basket is designed to allow investors to participate in the movement of the levels of three equity indices, as reflected by changes in the value of the Basket, from the Starting Value to the Ending Value (as defined below). The indices that comprise the Basket are the S&P 500 Index, the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index (each a “Basket Component Index” and together the “Basket Component Indices”). Each Basket Component Index will be assigned a weighting so that each Basket Component Index will contribute equally to the Basket level on the Pricing Date.

A fixed factor (the “Multiplier”) will be determined for each Basket Component Index by taking the weighting for that Basket Component Index, multiplying that weighting (as a percentage) by 100, and then dividing the result by the closing level of that Basket Component Index on the Pricing Date. The Multipliers can be used to calculate the value of the Basket on any given day by summing the products of each Basket Component Index and its designated Multiplier, as described in this pricing supplement. The Multipliers for each Basket Component Index will be listed in the section entitled “The Basket” in the final pricing supplement made available in connection with sales of the MITTS Securities.

An investment in the MITTS Securities does not entitle you to any dividends, voting rights or any other ownership interest in the stocks of the companies included in any of the Basket Component Indices (the “Underlying Stocks”).

How has the Basket performed historically?

The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2002 through April 2007 based upon the Multiplier for each Basket Component Index calculated as of May 2, 2007 and historical levels of each Basket Component Index. In addition, we have included tables and graphs showing the historical month-end levels of each Basket Component Index from January 2002 through April 2007. The tables and graphs referred to in this paragraph are included in the section entitled “The Basket” in this pricing supplement.

We have provided this hypothetical historical and historical information to help you evaluate the behavior of the Basket in various economic environments; however, this hypothetical historical and historical information is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the MITTS Securities?

On the maturity date, you will receive a cash payment per unit equal to the sum of the $10 principal amount per unit plus the “Supplemental Redemption Amount”, if any.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$10 ×	(	Ending Value – Starting Value	)	× Participation Rate
Starting Value

but will not be less than zero.

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” means the average of the closing values of the Basket for five business days shortly before the maturity date of the MITTS Securities. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing value if, during the period shortly before the maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of stocks included in any Basket Component Index or certain futures or options contracts relating to a Basket Component Index.

The “Participation Rate” equals 105%.

We will pay you a Supplemental Redemption Amount only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the $10 principal amount per unit of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

For more specific information about the Supplemental Redemption Amount, please see the section entitled “Description of the MITTS Securities” in this pricing supplement.

Will I receive interest payments on the MITTS Securities?

You will not receive any interest payments on the MITTS Securities, but you will receive the $10 principal amount per unit plus the Supplemental Redemption Amount, if any, on the maturity date. We have designed the MITTS Securities for investors who are willing to forego interest payments on the MITTS Securities, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in possible increases in the value of the Basket from the Starting Value to the Ending Value.

Examples:

Set forth below are two examples of Supplemental Redemption Amount calculations including a Participation Rate equal to 105%:

Example 1—The hypothetical Ending Value is 10% lower than the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 90
Supplemental Redemption Amount (per unit) = $10 ×	(90 – 100)	× 105% = $0	(Supplemental Redemption Amount cannot be less than zero)
100

Total payment on the maturity date (per unit) = $10 + $0 = $10

Example 2—The hypothetical Ending Value is 30% greater than the Starting Value:

Starting Value: 100
Hypothetical Ending Value: 130
Supplemental Redemption Amount (per unit) = $10 ×	(130 – 100)	× 105% = $3.15
100

Total payment on the maturity date (per unit) = $10 + $3.15 = $13.15

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a MITTS Security for $10 and hold the MITTS Security until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the MITTS Security each year: $            in 2007, $            in 2008, $            in 2009 and $             in 2010. However, in 2010, the amount of ordinary income that you will be required to pay taxes on from owning each MITTS Security may be greater or less than $            , depending upon the Supplemental Redemption Amount, if any, you receive. Also, if the Supplemental Redemption Amount is less than $            , you may have a loss which you could deduct against other income you may have in 2010, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the MITTS Securities be listed on a stock exchange?

The MITTS Securities will not be listed on any securities exchange and we do not expect a trading market for the MITTS Securities to develop, which may affect the price that you receive for your MITTS Securities upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the MITTS Securities is not expected to develop and if trading does develop, the market price you may receive or be quoted for your MITTS Securities on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the MITTS Securities” in this pricing supplement.

What price can I expect to receive if I sell the MITTS Securities prior to the stated maturity date?

In determining the economic terms of the MITTS Securities, and consequently the potential return on the MITTS Securities to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the MITTS Securities. In structuring the economic terms of the MITTS Securities, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

If you sell your MITTS Securities prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the prevailing value of the Basket. In addition, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the MITTS Securities, namely the underwriting discount paid in respect of the MITTS Securities, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of your MITTS Securities if sold before the stated maturity date.

In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the MITTS Securities. Any potential purchasers for your MITTS Securities in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S currently intends to buy and sell the MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent (in such capacity, the “Calculation Agent”) for purposes of determining, among other things, the Starting Value and the Ending Value and calculating the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the MITTS Securities is suitable for you.

You may not earn a return on your investment

If the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount will be $0. This will be true even if the value of the Basket was higher than the Starting Value at some time during the term of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is $0, we will pay you only the $10 principal amount per unit of your MITTS Securities.

Your yield may be lower than other debt securities of comparable maturity

The yield that you will receive on the MITTS Securities may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Basket

In the ordinary course of their businesses, affiliates of ML&Co. may express views on expected movements in the Underlying Stocks and these views are sometimes communicated to clients who participate in these shares. However, these views are subject to change from time to time. Moreover, other professionals who deal in equity markets may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Underlying Stocks from multiple sources and should not rely on the views expressed by affiliates of ML&Co.

Your return will not reflect the return on a direct investment in the Underlying Stocks included in the Basket

Your return will not reflect the return you would realize if you actually owned the Underlying Stocks included in the Basket Component Indices and received the dividends paid on those stocks, if any, because the value of the Basket Component Indices are calculated by reference to the prices of the Underlying Stocks included in such Basket Component Indices without taking into consideration the value of dividends paid on those stocks.

Your return may be affected by factors affecting international securities markets

The Basket Component Indices are computed by reference to the value of the equity securities of companies listed on various global exchanges. The return on the MITTS Securities will be affected by factors affecting the value of securities in the relevant markets. The relevant foreign securities markets may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the relevant foreign markets may affect prices and the volume of trading in those markets. Also, there is generally less publicly available information about foreign companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission. Additionally, accounting, auditing and financial reporting standards and requirements in foreign countries differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in foreign countries may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in government, economic and fiscal policies in the relevant jurisdictions, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the relevant securities markets. Moreover, the relevant foreign economies may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

The value of the Basket Component Indices will not be adjusted for changes in exchange rates that might affect the Basket Component Indices

Although the stocks composing the Basket Component Indices are traded in currencies other than U.S. dollars, and the MITTS Securities, which are linked to the Basket, are denominated in U.S. dollars, the amount payable on the MITTS Securities on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Basket Component Indices are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the value of the Basket Component Indices. The amount we pay in respect of the MITTS Securities on the maturity date will be determined solely in accordance with the procedures described in “Description of the MITTS Securities — Payment on the Maturity Date.”

A trading market for the MITTS Securities is not expected to develop and if trading does develop, the market price you may receive or be quoted for your MITTS Securities on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the MITTS Securities

The MITTS Securities will not be listed on any securities exchange and we do not expect a trading market for the MITTS Securities to develop. Although, MLPF&S, our affiliate has indicated that it currently expects to bid for MITTS Securities offered for sale to it by holders of the MITTS Securities, it is not required to do so and may cease making those bids at any time. The limited trading market for your MITTS Securities may affect the price that you receive for your MITTS Securities if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the MITTS Securities, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your MITTS Securities in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the MITTS Securities, namely the underwriting discount paid in respect of the MITTS Securities and other costs associated with the MITTS Securities, and compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount per unit. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the MITTS Securities. MLPF&S is not obligated to make a market in the MITTS Securities.

Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your MITTS Securities in a secondary market transaction is expected to be lower than the $10 principal amount per unit. This is due to, among other things, the fact that the $10 principal amount per unit included, and secondary market prices are likely to exclude, the underwriting discount paid with respect to, and the developing and hedging costs associated with, the MITTS Securities.

The respective publishers of the Basket Component Indices may adjust the Basket Component Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”), STOXX Limited (“STOXX”) and Nikkei, Inc. (together the “Index Publishers” and each an “Index Publisher”) are the publishers of the S&P 500 Index, Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index, respectively. The Index Publishers can add, delete or substitute the stocks underlying the Basket Component Indices or make other methodological changes that could change the level of the Basket. You should realize that the changing of companies included in the Basket Component Indices may affect the Basket, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, an Index Publisher may alter, discontinue or suspend calculation or dissemination of its respective Basket Component Index. Any of these actions could adversely affect the value of the MITTS Securities. The Index Publishers have no obligation to consider your interests in calculating or revising the Basket Component Indices. See “The Basket.”

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the

Basket. The following paragraphs describe the expected impact on the trading value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

The value of the Basket is expected to affect the trading value of the MITTS Securities. We expect that the trading value of the MITTS Securities will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your MITTS Securities when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined.

Changes in the volatility of the Basket is expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the MITTS Securities may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. We expect that changes in interest rates will affect the trading value of the MITTS Securities. Generally, if United States interest rates increase, we expect the trading value of the MITTS Securities will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the MITTS Securities will increase. The level of interest rates in the relevant foreign countries may also affect their economies and in turn the value of the related Basket Component Index and, thus, the trading value of the MITTS Securities.

Changes in dividend yields on the stocks included in the Basket Component Indices are expected to affect the trading value of the MITTS Securities. The Basket will not reflect the payment of dividends, if any, on the Underlying Stocks. In general, if dividend yields on the stocks included in the Basket Component Indices increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the MITTS Securities will increase.

As the time remaining to the stated maturity date of the MITTS Securities decreases, the “time premium” associated with the MITTS Securities is expected to decrease. We anticipate that before their stated maturity date, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the value of the Basket. This difference will reflect a “time premium” due to expectations concerning the value of the Basket during the period before the stated maturity date of the MITTS Securities. However, as the time remaining to the stated maturity date of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because the return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase, if any, in the value of the Basket from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in some of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. We expect, however, that the effect on the trading value of the MITTS Securities of a given change in the value of the Basket will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or options contracts on the Basket Component Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Basket in a manner that could be adverse to your investment in the MITTS Securities. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the Underlying Stocks. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the value of the Basket and therefore the trading value of the MITTS Securities.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and calculating the Ending Value and the Supplemental Redemption Amount, if any. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the MITTS Securities could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of a Basket Component Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of a Basket Component Index. See the sections entitled “Description of the MITTS Securities—Adjustments to the Basket Component Indices; Market Disruption Events” and “Description of the MITTS Securities—Discontinuance of the Basket Component Indices “ in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the MITTS Securities. We may seek competitive terms in entering into the hedging arrangements for the MITTS Securities, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Basket Component Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the MITTS Securities regarding any matters whatsoever relating to the companies included in the Basket Component Indices. Any prospective purchaser of the MITTS Securities should undertake an independent investigation of the companies included in the Basket Component Indices as in its judgment is appropriate to make an informed decision regarding an investment in the MITTS Securities. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences

You should consider the tax consequences of investing in the MITTS Securities. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE MITTS SECURITIES

ML&Co. will issue the MITTS Securities as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The MITTS Securities will mature on    , 2010. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the MITTS Securities is            .

While on the maturity date a holder of a MITTS Security will receive an amount equal to the sum of the $10 principal amount per unit plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise prior to the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The MITTS Securities will not be subject to redemption by ML&Co. or repayment at the option of any holder of the MITTS Securities before the maturity date.

ML&Co. will issue the MITTS Securities in denominations of whole units each with a $10 principal amount per unit. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The MITTS Securities will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive the sum of the $10 principal amount per unit plus a Supplemental Redemption Amount per unit, if any, as provided below. If the Ending Value does not exceed the Starting Value, you will be entitled to receive only the $10 principal amount per unit of the MITTS Securities.

Determination of the Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

$10 ×	(	Ending Value – Starting Value	)	× Participation Rate
Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Starting Value” will be set to 100 on the Pricing Date.

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the closing values of the Basket determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing values of the Basket on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing value of the Basket on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Basket determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) on the last scheduled Basket Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below) on that scheduled Basket Business Day.

The “Participation Rate” equals 105%.

The “Calculation Period” means the period from and including the seventh scheduled Basket Business Day before the maturity date to and including the second scheduled Basket Business Day before the maturity date.

A “Calculation Day” means any Basket Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

A “Basket Business Day” means a day on which the Basket Component Indices or any successor indices are calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange where Underlying Stocks of a Basket Component Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Basket Component Index or any successor index; or

(B)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to a Basket Component Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to such Basket Component Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the applicable Basket Component Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the applicable Basket Component Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to that Basket Component Index; and

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical Returns

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each unit of MITTS Securities;

•	the total rate of return to holders of the MITTS Securities;

•	the pretax annualized rate of return to holders of MITTS Securities; and

•	the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 1.95% per annum, as more fully described below.

This table includes a Participation Rate of 105%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the MITTS Securities	Pretax annualized rate of return on the MITTS Securities(1)	Pretax annualized rate of return of the Underlying Stocks(1)(2)
60.00	–40.00%	$10.00	0.00%	0.00%	–12.87%
70.00	–30.00%	$10.00	0.00%	0.00%	–8.52%
80.00	–20.00%	$10.00	0.00%	0.00%	–4.67%
90.00	–10.00%	$10.00	0.00%	0.00%	–1.20%
100.00 (3)	0.00%	$10.00 (4)	0.00%	0.00%	1.96%
110.00	10.00%	$11.05	10.50%	3.01%	4.86%
120.00	20.00%	$12.10	21.00%	5.79%	7.55%
130.00	30.00%	$13.15	31.50%	8.37%	10.06%
140.00	40.00%	$14.20	42.00%	10.78%	12.41%
150.00	50.00%	$15.25	52.50%	13.04%	14.63%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 3, 2007 to September 3, 2010, a term that is the midpoint between 36 and 44 months, and is expected to be approximately equal to that of the MITTS Securities.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change of each Basket Component Index, that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 1.95% per annum (which equals the average of a dividend yield of 1.75% for the S&P 500 Index, 3.06% for the Dow Jones EURO STOXX 50 Index and 1.05% for the Nikkei 225 Index), paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.
(3)	This will be the Starting Value.
(4)	The amount you receive on the maturity date will not be less than $10 per unit.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Basket Component Indices; Market Disruption Events

If at any time an Index Publisher makes a material change in the formula for or the method of calculating its respective Basket Component Index or in any other way materially modifies that Basket Component Index so that the Basket Component Index does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Component Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing value of the Basket is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to that Basket Component Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Basket Component Index, as so adjusted. Accordingly, if the method of calculating a Basket Component Index is modified so that the level of the Basket Component Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust such Basket Component Index in order to arrive at a level of the Basket Component Index as if it had not been modified.

Discontinuance of the Basket Component Indices

If an Index Publisher discontinues publication of its respective Basket Component Index and the Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that Basket Component Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by the relevant Index Publisher or any other entity for the Basket Component Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the MITTS Securities.

In the event that an Index Publisher discontinues publication of its respective Basket Component Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for that Basket Component Index in accordance with the procedures last used to calculate that Basket Component Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for a Basket Component Index as described below, the successor index or level will be used as a substitute for that Basket Component Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of its respective Basket Component Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which (i) the Basket Component Indices or any successor indices, if any, that have not been discontinued, are calculated and published and (ii) with respect to the Basket Component Indices, or any successor indices, which have been discontinued, a day on which the applicable exchanges listing the stocks of companies used to calculate a substitute level for a Basket Component Index following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of a Basket Component Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a holder of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount per unit, will be equal to the principal amount per unit and the Supplemental Redemption Amount per unit, if any, calculated as though the date of acceleration were the stated maturity date of the MITTS Securities.

In case of default in payment of the MITTS Securities, whether on the stated maturity date or upon acceleration, from and after that date the MITTS Securities will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE BASKET

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value. The Basket Component Indices are described in the sections below. Each Basket Component Index initially will be assigned an equal weighting so that each Basket Component Index will contribute equally to the Basket level on the Pricing Date.

The Index Publishers have no obligations relating to the MITTS Securities or amounts to be paid to you, including any obligation to take the needs of ML&Co. or of holders of the MITTS Securities into consideration for any reason. The Index Publishers will not receive any of the proceeds of the offering of the MITTS Securities and are not responsible for, and have not participated in, the offering of the MITTS Securities and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the MITTS Securities.

Determination of the Multiplier for each Basket Component Index

A fixed factor (the “Multiplier”) will be determined for each Basket Component Index, based upon the weighting of that Basket Component Index. The Multiplier for each Basket Component Index will be calculated on the Pricing Date and will equal:

•	the weighting (as a percentage) for that Basket Component Index, multiplied by 100; and

•	divided by the closing level of that Basket Component Index on the Pricing Date and rounded to eight decimal places.

The Multipliers will be calculated in this way so that the value of the Basket will equal 100 on the Pricing Date. The Multipliers will not be revised subsequent to their determination on the Pricing Date except that the Calculation Agent may in its good faith judgment adjust the Multiplier of any Basket Component Index in the event that Basket Component Index is materially changed or modified in a manner that does not, in the opinion of the Calculation Agent, fairly represent the level of that Basket Component Index had those material changes or modifications not been made.

The hypothetical Multipliers for each Basket Component Index are listed under “—Computation of the Basket” below.

Computation of the Basket

The Calculation Agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on a Calculation Day and the Multiplier applicable to each Basket Component Index. The value of the Basket will vary based on the increase or decrease in the level of each Basket Component Index. Any increase in the level of a Basket Component Index (assuming no change in the levels of the other Basket Component Indices) will result in an increase in the value of the Basket. Conversely, any decrease in the level of a Basket Component Index (assuming no change in the levels of the other Basket Component Indices) will result in a decrease in the value of the Basket. If May 2, 2007 was the Pricing Date, for each Basket Component Index, the weighting, the closing level, the Multiplier and the initial contribution to the initial Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Region	Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Level Contribution
S&P 500 Index	SPX	USA	33.33%	1495.92	0.02228283	33.3333
Dow Jones EURO STOXX 50 Index	SX5E	Europe	33.33%	4415.48	0.00754920	33.3333
Nikkei 225 Index	NKY	Japan	33.33%	17394.92	0.00191627	33.3333
Total						100.00

(1)	This is the closing level of each Basket Component Index on May 2, 2007.
(2)	The hypothetical Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on May 2, 2007 and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the MITTS Securities.

Hypothetical Historical Data on the Basket

While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2002 through April 2007 based upon historical levels of each Basket Component Index, the hypothetical Multipliers and a Basket value of 100 on May 2, 2007. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the MITTS Securities may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the MITTS Securities.

	2002	2003	2004	2005	2006	2007
January	73.30	56.78	64.42	68.92	83.05	93.33
February	73.60	53.20	66.81	71.11	86.43	95.46
March	72.43	51.85	67.19	70.66	88.63	96.52
April	71.65	52.62	67.67	71.36	88.75	97.62
May	73.47	52.13	68.47	71.98	90.08
June	71.06	54.27	69.00	69.76	89.69
July	68.72	55.80	66.84	72.34	85.54
August	64.42	58.13	68.55	73.41	86.31
September	57.37	59.54	67.07	75.30	87.26
October	58.62	62.53	66.58	75.32	90.39
November	55.49	61.25	67.48	79.74	91.55
December	55.18	64.45	68.87	78.95	93.26

The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket, and no assurance can be given that the value of the Basket will not decline and thereby reduce the amount which may be payable to you on the maturity date.

The Basket Component Indices

S&P 500 Index

All disclosure contained in this pricing supplement regarding the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The S&P 500 Index is published by Standard & Poor’s and is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 30, 2007, 423 companies or 85.6% of the market capitalization of the S&P 500 Index traded on the NYSE; 77 companies or 14.4% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the AMEX. As of April 30, 2007, the aggregate market value of the 500 companies included in the Index represented approximately 74% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of April 30, 2007 indicated in parentheses: Consumer Discretionary (10.3%); Consumer Staples (9.5%); Energy (10.2%); Financials (21.6%); Health Care (12.2%); Industrials (11.0%); Information Technology (15.0%); Materials (3.0%); Telecommunication Services (3.6%); and Utilities (3.7%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the MITTS Securities.

Computation of the S&P 500 Index

While S&P currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs.

To prevent the level of the S&P 500 Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index is not caused by the corporate action an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500 Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require index divisor adjustments.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

Historical data on the S&P 500 Index

The following table sets forth the closing level of the S&P 500 Index at the end of each month in the period from January 2002 through April 2007. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the MITTS Securities.

	2002	2003	2004	2005	2006	2007
January	1,130.20	855.70	1,131.13	1,181.27	1,280.08	1,438.24
February	1,106.73	841.15	1,144.94	1,203.60	1,280.66	1,406.82
March	1,147.39	848.18	1,126.21	1,180.59	1,294.83	1,420.86
April	1,076.92	916.92	1,107.30	1,156.85	1,310.61	1,482.37
May	1,067.14	963.59	1,120.68	1,191.50	1,270.09
June	989.82	974.50	1,140.84	1,191.33	1,270.20
July	911.62	990.31	1,101.72	1,234.18	1,276.66
August	916.07	1,008.01	1,104.24	1,220.33	1,303.82
September	815.28	995.97	1,114.58	1,228.81	1,335.85
October	885.76	1,050.71	1,130.20	1,207.01	1,377.94
November	936.31	1,058.20	1,173.82	1,249.48	1,400.63
December	879.82	1,111.92	1,211.92	1,248.29	1,418.30

The following graph sets forth the historical performance of the S&P 500 Index presented in the preceding table. Past movements of the S&P 500 Index are not necessarily indicative of the future performance of the S&P 500 Index.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the Calculation Agent, the holders of the MITTS Securities or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the MITTS Securities, and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this pricing supplement:

“The MITTS Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the MITTS Securities. S&P has no obligation to take the needs of ML&Co. or the holders of the MITTS Securities into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the MITTS Securities, prices at which the MITTS Securities are to initially be sold, or quantities of the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities.”

Dow Jones EURO STOXX 50 Index

All disclosure contained in this pricing supplement regarding the Dow Jones EURO STOXX 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available sources. The information reflects the policies of, and is subject to change by STOXX. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Dow Jones EURO STOXX 50 Index was created by STOXX, a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones & Company, Inc. (“Dow Jones”). Publication of the Dow Jones EURO STOXX 50 Index began on February 26, 1998, based on an initial level of the Dow Jones EURO STOXX 50 Index of 1,000 at December 31, 1991.

The Dow Jones EURO STOXX 50 Index was created by STOXX Limited to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Dow Jones EURO STOXX 50 Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Dow Jones EURO STOXX 50 Index.

The Dow Jones EURO STOXX 50 Index is currently calculated by: (i) multiplying the per share price of each underlying security by the number of free-float adjusted outstanding shares (and, if the stock is not quoted in euros, then multiplying by the related country currency and an exchange factor which reflects the exchange rate between the related country currency and the euro); (ii) calculating the sum of all these products (the “Index Aggregate Market Capitalization”); and (iii) dividing the Index Aggregate Market Capitalization by a divisor which represents the Index Aggregate Market Capitalization on the base date of the Dow Jones EURO STOXX 50 Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the Dow Jones EURO STOXX 50 Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the level of the entire Dow Jones EURO STOXX 50 Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The weight of each Underlying Stock that comprises the Dow Jones EURO STOXX 50 Index is capped at 10% of the Dow Jones EURO STOXX 50 Index’s total free-float market capitalization. The free-float weights are reviewed quarterly.

The composition of the Dow Jones EURO STOXX 50 Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of August as the basis for the review process. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made to ensure that the Dow Jones EURO STOXX 50 Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Dow Jones EURO STOXX 50 Index are made entirely by STOXX without consultation with the companies represented in the Dow Jones EURO STOXX 50 Index or ML&Co. The Dow Jones EURO STOXX 50 Index is also reviewed on an ongoing basis, and a change in the composition of the Dow Jones EURO STOXX 50 Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. nor have they participated in any way in the creation of the MITTS Securities.

ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the Dow Jones EURO STOXX 50 Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with the issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of the MITTS Securities with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the MITTS Securities should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the Dow Jones EURO STOXX 50 Index as in its judgment is appropriate to make an informed decision with respect to an investment in the MITTS Securities. The composition of the Dow Jones EURO STOXX 50 Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the Dow Jones EURO STOXX 50 Index. This advisory committee proposes changes in the composition of the Dow Jones EURO STOXX 50 Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the Dow Jones EURO STOXX 50 Index computation. Decisions on the composition and changes in the Dow Jones EURO STOXX 50 Index are reserved to the Supervisory Board.

Historical data on the Dow Jones EURO STOXX 50 Index

The following table sets forth the level of the Dow Jones EURO STOXX 50 Index at the end of each month in the period from January 2002 through April 2007. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time during the term of the MITTS Securities.

	2002	2003	2004	2005	2006	2007
January	3,670.26	2,248.17	2,839.13	2,984.59	3,691.41	4,178.54
February	3,624.74	2,140.73	2,893.18	3,058.32	3,774.51	4,087.12
March	3,784.05	2,036.86	2,787.49	3,055.73	3,853.74	4,181.03
April	3,574.23	2,324.23	2,787.48	2,930.10	3,839.90	4,392.34
May	3,425.79	2,330.06	2,749.62	3,076.70	3,637.17
June	3,133.39	2,419.51	2,811.08	3,181.54	3,648.92
July	2,685.79	2,519.79	2,720.05	3,326.51	3,691.87
August	2,709.29	2,556.71	2,670.79	3,263.78	3,808.70
September	2,204.39	2,395.87	2,726.30	3,428.51	3,899.41
October	2,518.99	2,575.04	2,811.72	3,320.15	4,004.80
November	2,656.85	2,630.47	2,876.39	3,447.07	3,987.23
December	2,386.41	2,760.66	2,951.01	3,578.93	4,119.94

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index presented in the preceding table. Past movements of the Dow Jones EURO STOXX 50 Index are not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index.

License Agreement

STOXX and Merrill Lynch & Co., Inc. have entered into a non-exclusive license agreement providing for the license to Merrill Lynch & Co. and its wholly-owned subsidiaries, in exchange for a fee, of the right to use the Dow Jones EURO STOXX 50 Index, which is owned and published by STOXX, in connection with certain securities and other products, including the MITTS Securities.

The license agreement between STOXX and Merrill Lynch & Co., Inc. provides that the following language must be set forth in this pricing supplement:

“The Dow Jones EURO STOXX 50 Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50 Index and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc. STOXX, Dow Jones and Dow Jones EURO STOXX 50 Index are trademarks of Dow Jones & Company, Inc. and have been licensed for use. STOXX and Dow Jones have no relationship to Merrill Lynch & Co., Inc., other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the MITTS Securities. STOXX and Dow Jones do not:

•	Sponsor, endorse, sell or promote the MITTS Securities.

•	Recommend that any person invest in the MITTS Securities or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the MITTS Securities.

•	Have any responsibility or liability for the administration, management or marketing of the MITTS Securities.

•	Consider the needs of the owners of the MITTS Securities in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the MITTS Securities. Specifically,

•	STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

The results to be obtained by the MITTS Securities, the owner of the MITTS Securities or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;

The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;

The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;

STOXX and Dow Jones will have not liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;

•	Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the Merrill Lynch and Co., Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the MITTS Securities or any other third parties.”

The Nikkei 225 Index

All disclosure contained in this pricing supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available sources. The information reflects the policies of, and is subject to change by Nikkei, Inc. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei, Inc. that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei, Inc. calculates the Nikkei 225 Index by multiplying the per share price of each stock by the corresponding weighting factor for that Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.293 as of April 3, 2007, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant stock, so that the share price of each stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e., the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Stocks may be deleted or added by Nikkei, Inc. However, to maintain continuity in the Nikkei 225 Index, the policy of Nikkei, Inc. is generally not to alter the composition of the stocks except when a stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Index: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, Nikkei, Inc. will select, in accordance with certain criteria established by it, a replacement for the deleted stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei, Inc. to be representative of a market may be added to the Nikkei 225 Index. As a result, an existing stock with low trading volume and not representative of a market will be deleted.

None of ML&Co., MLPF&S and Nikkei, Inc. accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index. Nikkei, Inc. disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the MITTS Securities.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the MITTS Securities.

Historical data on the Nikkei 225 Index

The following table sets forth the closing level of the Nikkei 225 Index at the end of each month in the period from January 2002 through April 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the MITTS Securities.

	2002	2003	2004	2005	2006	2007
January	9,997.80	8,339.94	10,783.61	11,387.59	16,649.82	17,383.42
February	10,587.83	8,363.04	11,041.92	11,740.60	16,205.43	17,604.12
March	11,024.94	7,972.71	11,715.39	11,668.95	17,059.66	17,287.65
April	11,492.54	7,831.42	11,761.79	11,008.90	16,906.23	17,400.41
May	11,763.70	8,424.51	11,236.37	11,276.59	15,467.33
June	10,621.84	9,083.11	11,858.87	11,584.01	15,505.18
July	9,877.94	9,563.21	11,325.78	11,899.60	15,456.81
August	9,619.30	10,343.55	11,081.79	12,413.60	16,140.76
September	9,383.29	10,219.05	10,823.57	13,574.30	16,127.58
October	8,640.48	10,559.59	10,771.42	13,606.50	16,399.39
November	9,215.56	10,100.57	10,899.25	14,872.15	16,274.33
December	8,578.95	10,676.64	11,488.76	16,111.43	17,225.83

The following graph sets forth the historical performance of the Nikkei 225 Index presented in the preceding table. Past movements of the Nikkei 225 Index are not necessarily indicative of the future performance of the Nikkei 225 Index.

License Agreement

Nikkei, Inc. and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co., in exchange for a fee, of a right to use indices owned and published by Nikkei, Inc. in connection with some securities, including the MITTS Securities.

Nikkei, Inc. is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The MITTS Securities are not sponsored, endorsed, sold or promoted by Nikkei, Inc. No inference should be drawn from the information contained in this pricing supplement that Nikkei, Inc. makes any representation or warranty, implied or express, to ML&Co., the holder of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities in particular or the ability of the MITTS Securities to track general stock market performance. Nikkei, Inc. has no obligation to take the needs of ML&Co. or the holders of the MITTS Securities into consideration in determining, composing or calculating the Nikkei 225 Index. Nikkei, Inc. is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be settled in cash. Nikkei, Inc. has no obligation or liability in connection with the administration or marketing of the MITTS Securities.

The use of and reference to the Nikkei 225 Index in connection with the MITTS Securities have been consented to by Nikkei, Inc., the publisher of the Nikkei 225 Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to Nikkei, Inc.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying MTN prospectus supplement. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding MITTS Securities in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax or persons holding MITTS Securities as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the MITTS Securities, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the MITTS Securities should consult their own tax advisors. Moreover, all persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a MITTS Security that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of a payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $             per unit (the “Projected Supplemental Redemption Amount”). This represents an estimated yield on the MITTS Securities equal to     % per annum, compounded semi-annually. Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security’s adjusted issue price will equal the MITTS Security’s issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event that the actual Supplemental Redemption Amount, if any, exceeds $             per unit (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $             per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $             per unit (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $             per unit) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $             per unit) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder’s adjusted tax basis in a MITTS Security generally will equal the U.S. Holder’s initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the MITTS Securities, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each MITTS Security during each accrual period over an assumed term of three years and six months for the MITTS Securities based upon a hypothetical projected payment schedule for the MITTS Securities (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 5.057% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the MITTS Securities as if the MITTS Securities had been issued on May 9, 2007 and were scheduled to mature on November 9, 2010. The following table is for illustrative purposes only. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the initial sale of the MITTS Securities.

Accrual Period	Interest deemed to accrue on MITTS Securities during accrual period (per MITTS Security)	Total interest deemed to have accrued on MITTS Securities as of end of accrual period (per MITTS Security)
May 9, 2007 through November 9, 2007	$0.2550	$0.2550
November 10, 2007 through May 9, 2008	$0.2593	$0.5143
May 10, 2008 through November 9, 2008	$0.2658	$0.7801
November 10, 2008 through May 9, 2009	$0.2726	$1.0527
May 10, 2009 through November 9, 2009	$0.2794	$1.3321
November 10, 2009 through May 9, 2010	$0.2866	$1.6187
May 10, 2010 through November 9, 2010	$0.2938	$1.9125

Hypothetical Projected Supplemental Redemption Amount = $1.9125 per MITTS Security.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the MITTS Securities are held for investment purposes, the amount of income or gain realized with respect to the MITTS Securities will not constitute unrelated business taxable income. However, if a MITTS Security constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a MITTS Security to purchase the MITTS Security, all or a portion of any income or gain realized with respect to such MITTS Security may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the MITTS Securities should be aware that whether or not any income or gain realized with respect to a MITTS Security which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the MITTS Securities that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the MITTS Securities.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a MITTS Security, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that MITTS Security would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the MITTS Securities to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the MITTS Securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the MITTS Securities will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Supplemental Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the MITTS Securities if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Basket	PS-3
Basket Business Day	PS-12
Basket Component Index	PS-3
Business Day	PS-14
Calculation Agent	PS-6
Calculation Day	PS-12
Calculation Period	PS-12
Ending Value	PS-4
Index Publisher	PS-8
Market Disruption Event	PS-12
MITTS Securities	PS-1
Multiplier	PS-3
Participation Rate	PS-4
Pricing Date	PS-3
Starting Value	PS-4
successor index	PS-14
Supplemental Redemption Amount	PS-4
Underlying Stocks	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Market Index Target-Term Securities®

Linked to a Global Equity Index Basket

due     , 2010

(the “MITTS® Securities”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

May     , 2007

“MITTS” and “Market Index Target-Term Securities” are registered service marks of Merrill Lynch & Co., Inc.